February 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

RE:	iTonic Holdings Ltd (the “Company”)
Registration Statement on Form F-3 (File No. 333-293241) Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentleman

Reference is made to the Company’s letter, filed as correspondence via EDGAR on February 20, 2026, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form F-3 (the “Registration Statement”) for February 22, 2026, at 4:30 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

Very truly yours,

iTonic Holdings Ltd

By:	/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)